Exhibit 99.1

FINANCIAL CONTACTS:
Mark McCollom	610-208-6426	mmccollo@sovereignbank.com
Stacey Weikel	610-208-6112	sweikel@sovereignbank.com

MEDIA CONTACTS
Ed Shultz	610-207-8753	eshultz1@sovereignbank.com

The Abernathy MacGregor Group	212-371-5999
Mike Pascale
Tom Johnson

For Immediate Release

SOVEREIGN BANCORP AND RELATIONAL INVESTORS ANNOUNCE
SETTLEMENT OF ALL OUTSTANDING DIFFERENCES;

TWO NEW DIRECTORS TO BE ADDED TO SOVEREIGN BOARD OF DIRECTORS

Philadelphia, March 22 - Sovereign Bancorp, Inc. (NYSE: SOV) and Relational Investors LLC, Sovereign’s largest shareholder, announced today that they have agreed to settle all their outstanding differences, to work together to build a better bank for Sovereign’s shareholders and other constituencies, and to add two new directors to Sovereign’s board.

As part of the agreement, the Sovereign board has today elected Ralph V. Whitworth, a principal of Relational, to serve as a member of Sovereign’s board and agreed to re-nominate him at the 2006 annual meeting of shareholders for a term expiring in 2009.  In addition, Sovereign has agreed to appoint a second new independent director, who will be selected by Sovereign’s board from lists of candidates provided by Relational of high caliber persons of national reputation with no prior involvement with Relational or Sovereign.

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Also as part of the settlement, both sides have agreed that they will take all steps necessary to cause existing litigation to be dismissed, and to withdraw complaints, applications, and filings with or by all governmental and regulatory bodies that are adverse to the interests of the other party.  Relational will withdraw all regulatory objections to the pending acquisition of Independence Community Bank Corp. by Sovereign, and to the proposed investment by Banco Santander Central Hispano, S.A. in Sovereign.  Relational also agreed not to take any other actions to prevent or delay either the Independence or the Santander transactions, which Sovereign anticipates will be closed during the second quarter of this year following receipt of all necessary regulatory clearances.

To reinforce and enhance its commitment to strong corporate governance, Sovereign has agreed that its board will retain a nationally recognized firm not previously associated with Sovereign or Relational to study Sovereign’s policies on related party transactions, disclosure and other corporate governance matters in the context of the practices of the nation’s largest financial institutions.  Following receipt of this study, the Sovereign board will proceed to take such action as it deems appropriate with respect to future policies as determined by a majority of its board.

“We are delighted to have these disputes resolved and put behind us,” said Jay Sidhu, chairman, president and CEO of Sovereign.  “Sovereign has a proven track record of creating more than a 200% increase in shareholder value over the last ten years, and our board, including Ralph Whitworth, our other new director and the Santander and Independence Community Bank representatives, will work together to continue to deliver superior value going forward.”

“I am pleased to achieve our original objective of obtaining board representation, and I look forward to working constructively with the board and Sovereign’s management team to build share value for the future,” Mr. Whitworth said.

The agreement also calls for Relational, so long as the Agreement remains in effect, to vote its shares for the election of the board’s nominees for election as directors and to observe certain normal and customary standstill provisions.  The agreement will remain in effect through Sovereign’s annual meeting of shareholders in 2012, unless, among other things, Sovereign declines to nominate Mr. Whitworth or another Relational designee to stand for election for a three year term at Sovereign’s 2009 annual meeting.  In any such event the agreement would be subject to termination at such time in 2009.

Representatives of Richard C. Breeden & Co., advisers to Relational, participated in the discussions leading to this agreement along with counsel for both parties.

Sovereign Bancorp, Inc., (“Sovereign”) (NYSE: SOV), is the parent company of Sovereign Bank, a $64 billion financial institution headquartered in Wyomissing, Pa.,

with more than 650 community banking offices, over 1,000 ATMs and approximately 10,000 team members with principal markets in the Northeast United States.  Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. Sovereign is the 18th largest banking institution in the United States. For more information on Sovereign Bank, visit <http://www.sovereignbank.com> or call 1-877-SOV-BANK.

Sovereign Bank, its logo and lantern are service marks of Sovereign Bank or its affiliates or subsidiaries in the United States and other countries.

About Relational Investors

Relational Investors LLC is a registered investment advisor and asset management firm located in San Diego, California managing $6.1 billion. Additional information about Relational is available on their website at www.rillc.com.

This press release contains statements of Sovereign’s strategies, plans, and objectives, as well as estimates of financial condition, operating and cash efficiencies and revenue generation. These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; Sovereign’s ability in connection with any acquisition to complete such acquisition and to successfully integrate assets, liabilities, customers, systems and management personnel Sovereign acquires into its operations and to realize expected cost savings and revenue enhancements within expected time frame; the possibility that expected one time merger-related charges are materially greater than forecasted or that final purchase price allocations based on the fair value of acquired assets and liabilities and related adjustments to yield and/or amortization of the acquired assets and liabilities at any acquisition date are materially different from those forecasted; other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, integrations, pricing, products and services; and acts of God, including natural disasters.

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